Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe

ferreyros

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: **Other information**

05006323

RECEIVED
SEC MAIL PROCESSING
MAR = 7 2005
WASH, D.C. 213 SECTION

Lima, March 1st,2004

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

SUPPL

Dear Sirs:

Please find attached our Consolidated Financial Statements as of December 31, 2004, and our management report for that period

Sincerely yours,

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

PROCESSED
MAR 15 2005
THOMSON
FINANCIAL

3/15

HECHO DE IMPORTANCIA

Lima, 1° de marzo del 2005

Señores
Comisión Nacional Supervisora de Empresas y Valores
Presente.-

Estimados señores:

De acuerdo con disposiciones vigentes, cumplimos con presentar los estados financieros consolidados no auditados de Ferreyros S.A.A. y subsidiarias al 31 de diciembre del 2004, así como las notas a los estados financieros e informe de gerencia a la misma fecha. El informe de gerencia incluye la declaración de responsabilidad y el análisis y discusión de gerencia.

Los estados financieros consolidados al 31 de diciembre del 2004 han sido aprobados por la Alta Gerencia de la Oficina Matriz, el 28 de febrero del 2005.

Atentamente,

Víctor Astete Palma
Gerente División de Contraloría

DECLARACION DE RESPONSABILIDAD

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. y subsidiarias durante el año 2004. Los firmantes se hacen responsables por los daños que pueda generar la falta de veracidad o insuficiencia del contenido, dentro del ámbito de su competencia, de acuerdo a las normas del Código Civil.

Hugo Sommerkamp Molinari
Gerente Central de Control de
Gestión y Sistemas

Víctor Astete Palma
Gerente División de Contraloría

Lima, 1° de marzo del 2005

Para mayor información contactarse con:
Fiorella Amorrortu, Finanzas Corporativas
Teléfonos: (51-1) 3367070, anexo 4440
Email: famorrortu@ferreyros.com.pe

FERREYROS S.A.A.Y SUBSIDIARIAS

INFORME DE GERENCIA POR EL CUARTO TRIMESTRE DEL AÑO 2004

(Lima, Perú, 01 de marzo del 2005).- Ferreyros distribuidor líder de bienes de capital en el Perú, anuncia sus resultados financieros del cuarto trimestre del 2004. Las cifras se presentan en soles constantes, considerando el índice de precios al por mayor publicado por el Instituto Nacional de Estadística.

Las ventas al 31-12-04 ascendieron a S/. 930 millones, en comparación con S/. 808.6 millones del mismo periodo del año anterior, un incremento de 15%.

El resultado neto al 31-12-04 arrojó una utilidad neta de S/.27.6 millones en comparación con la obtenida en el mismo período del año anterior que ascendió a S/. 21.5 millones, un incremento de 27.9%.

A continuación se presentan las explicaciones de las variaciones más importantes entre los estados financieros de la Compañía correspondientes al cuarto trimestre del 2004 y 2003. Para este propósito, algunas cifras del estado de ganancias y pérdidas han sido reclasificadas en los anexos 1 y 3 para mostrar, principalmente, las ventas por pedido directo como ventas y costo de ventas. En el estado de ganancias y pérdidas que se presenta a la Conasev y Bolsa de Valores de Lima se incluye, en el rubro Otros Ingresos de Operación, solamente la utilidad bruta obtenida en dichas operaciones.

En abril del 2003, la Compañía vendió su participación de 98.98% en el capital social de Matreq Ferreyros S.A. (una empresa constituida en la República de Bolivia). Asimismo, en octubre del 2004 la Compañía vendió su participación de 100% en el capital social de Heavy Machinery Limited (una empresa constituida en las Islas Británicas). Para facilitar las explicaciones de las variaciones en las cuentas del balance general y en las del estado de ganancias y pérdidas, los estados financieros de Matreq Ferreyros y de Heavy Machinery han sido excluidos de los estados financieros consolidados al 31-12-03 y 31-12-04, que se presentan en los anexos 1 y 2.

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

INFORMACION FINANCIERA

ANALISIS DE LOS RESULTADOS DE LAS OPERACIONES

VENTAS NETAS.- Las ventas netas del 4T trimestre del 2004 ascendieron a S/. 215.4 millones, en comparación con S/. 192.9 millones del mismo período del año anterior, un incremento de 11.6 %. En conjunto, las ventas de productos principales (máquinas, motores, equipos, automotriz y unidades usadas) fueron superiores en 136.4% a las del mismo período del año anterior (S/. 83.0 millones en el 4T 2004; S/.35.1 millones en el 4T del 2003) debido, principalmente, a mayores ventas de maquinaria Caterpillar (nueva y usada) a la gran minería, mediana minería y empresas constructoras encargadas de efectuar trabajos de desarrollo para estos dos sectores económicos. El incremento de la demanda de maquinaria Caterpillar en el sector minero se explica por un aumento importante tanto en la demanda de minerales como en el precio de los mismos en el mercado internacional.

Por otra parte, los ingresos por alquiler de equipos del 4T del 2004 mostraron una disminución de 41.8% en comparación con los registrados en el mismo período del año anterior (S/. 4.2 millones en el 4T del 2004; S/.7.2 millones en el 4T del 2003) debido, básicamente, a que en el 2003 hubo una disminución importante en el requerimiento de equipo de alquiler por parte de una empresa encargada de realizar trabajos de desarrollo para el proyecto Camisea. Dicha disminución se produjo gradualmente, y fue ocasionada por la terminación de los trabajos para los cuales fueron alquilados los equipos. Las unidades sobrantes de la flota de alquiler han sido transferidas, para su venta, al inventario de equipos usados.

Asimismo, las ventas de repuestos y servicios del 4T del 2004 fueron menores en 18.4% a las del mismo período del año anterior (S/.114 millones en el 4T del 2004; S/.140 millones en el 4T del 2003). Esta disminución se debe a lo siguiente:

- Una disminución 4.5% debido a la caída del tipo de cambio (la conversión de las ventas en dólares a nuevos soles utilizando un tipo de cambio menor da como resultado menores ventas en soles). El tipo de cambio promedio del 4T del 2004 fue de 3.315 en comparación con 3.472 del mismo período del año anterior.
- Una disminución temporal en la venta de repuestos y servicio debido a atrasos por parte de algunas empresas de la gran minería en el envío de componentes para ser reparados en los talleres de la Compañía. Esta disminución será compensada en los próximos meses, cuando se lleve a cabo la reparación de dichos componentes.

UTILIDAD EN VENTAS.- La utilidad en ventas del 4T del 2004 ascendió a S/. 52.3 millones, en comparación con la obtenida en el mismo período del año anterior que fue de S/. 51.4 millones, un aumento de 1.6%. En términos porcentuales, la utilidad en ventas del 4T del 2004 es inferior la del mismo período del año anterior (24.3% vs. 26.7%). Esta disminución se debe,

Ferreyros S.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

principalmente, a una mayor participación de las ventas de productos principales en la venta total de la Compañía. (S/.83.0 millones en el 4T del 2004; S/.35.2 en el 4T del 2003). Los márgenes brutos de ventas de productos principales son más bajos que los obtenidos en ventas de repuestos y servicios.

OTROS INGRESOS DE OPERACIÓN.- En el cuarto trimestre del 2003 se registró en este rubro, principalmente, ingresos provenientes de una asociación en participación constituida por la Compañía y un proveedor del exterior. Los ingresos recibidos por la Compañía de la asociación en participación se determinan en función del número de unidades embarcadas y facturadas por el proveedor del exterior a un cliente domiciliado en el país. En el cuarto trimestre del 2004 no se registraron ingresos por este concepto.

GASTOS DE VENTA Y ADMINISTRACION.- Los gastos de venta y administración ascendieron en el 4T del 2004 a S/. 46.5 millones en comparación con S/. 41.5 millones del mismo período del año anterior, un aumento de 12.0 %, debido a lo siguiente:

- Aumento de remuneraciones otorgado a los trabajadores de la Compañía en agosto del 2004, para reponer la pérdida de poder adquisitivo de la moneda peruana, ocasionada por la inflación de los cinco años anteriores al 2003, tiempo durante el cual dichas remuneraciones se mantuvieron congeladas.
- Contratación de personal técnico extranjero altamente calificado, para brindar a los clientes, especialmente de la gran minería, un servicio postventa de acuerdo con estándares de calidad internacional.
- Incremento de los gastos variables como consecuencia de las mayores ventas de maquinas y equipos.
- Incremento de gastos incurridos para mejorar los procesos técnicos y administrativos.

En términos porcentuales los gastos del 4T del 2004 representan el 21.6% de las ventas netas, en comparación con 21.5% del mismo período del año anterior.

INGRESOS FINANCIEROS.- Los ingresos financieros del 4T del 2004 ascendieron a S/. 7 millones en comparación con S/.5.8 millones del mismo período del año anterior, un aumento de 20.9%, que se explica, principalmente, por: i) un aumento de S/. 0.8 millones en intereses de ventas a plazo; ii) un incremento de S/. 0.5 en intereses moratorios; iii) un aumento de S/. 0.8 millones en descuentos por pronto pago otorgados por Caterpillar, principal proveedor de la Compañía; iv) una disminución de S/.1.1 millones en intereses de depósitos bancarios; y v) otros incrementos por S/. 0.2 millones.

GASTOS FINANCIEROS.- Los gastos financieros ascendieron a S/. 7.5 millones en el 4T del 2004 en comparación con S/.8.5 millones del mismo período del año anterior, una disminución de 11.6%, debido, principalmente, a: una reducción de S/. 39 millones en el monto de los pasivos sujetos a pago

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

de intereses (el pasivo promedio en el 4T del 2004 fue de S/. 424.7 millones, en comparación con S/. 463.7 millones del mismo período del año anterior) y, adicionalmente, a un menor pago en soles de intereses pactados en dólares americanos debido a la caída del tipo de cambio (la mayor parte de las deudas de la Compañía han sido contraídas en dicha moneda extranjera).

OTROS INGRESOS (EGRESOS).- En el 4T trimestre del 2004, en este rubro se registró un ingreso neto de S/. 3.2 millones en comparación con un egreso neto de S/. 3.5 millones del mismo período del año anterior. En el 4T del 2004, se registraron en este rubro, principalmente, los siguientes conceptos: i) un ingreso de S/.1.4 millones por reversión de una provisión para costo de ventas de equipos de alquiler, efectuada en exceso en años anteriores y cuya situación se definió en el 4T del 2004; ii) un ingreso de S/. 0.4 millones por reversión de una provisión para pago de multas, efectuada en exceso en el 2004; y iii) otros ingresos, neto por S/. 1.4 millones. En el cuarto trimestre del 2003, se contabilizaron en esta cuenta, principalmente, los siguientes conceptos: i) un egreso de S/. 5.2 millones por provisión extraordinaria para desvalorización de existencias, y ii) un ingreso neto de S/. 1.7 millones por recuperación de impuesto a la renta pagado por cuenta de un proveedor del exterior.

GANANCIA (PERDIDA) POR EXPOSICION A LA INFLACION (REI).- De acuerdo con el procedimiento establecido en el Perú para ajustar los estados financieros por inflación, cuando la devaluación es mayor que la inflación, se produce una pérdida por exposición a la inflación, por cuanto la pérdida en cambio relacionada con las deudas en dólares no puede ser compensada completamente por el ajuste por inflación de los respectivos activos no monetarios. Esta pérdida no es real ya que los precios de venta de estos bienes en el caso de la Compañía son fijados en dólares. Por otra parte, cuando la inflación es mayor que la devaluación se produce una utilidad por exposición a la inflación debido a que el ajuste por actualización de los activos no monetarios es mayor que el de los respectivos pasivos en dólares. Sin embargo, parte de esta utilidad se compensa con una menor utilidad bruta debido a que los precios de venta en dólares disminuyen en moneda local por efecto de la disminución del tipo de cambio.

En el 4T trimestre del 2004, el REI arrojó una utilidad de S/. 0.7 millones en comparación con el REI del mismo período del año anterior que arrojó una utilidad de S/. 4.1 millones. La utilidad por REI del cuarto trimestre del año 2004 se debe básicamente, a: i) una disminución del valor de los activos no monetarios como producto de una inflación negativa de 0.02 %, y ii) una apreciación del nuevo sol de 1.78%, que generó una utilidad en cambio en la conversión a soles del pasivo neto en dólares, que fue superior a la disminución del valor de los activos no monetarios por el efecto de la inflación negativa. Adicionalmente, el REI de este período incluye una pérdida de S/.1.5 millones generada por un cambio en el método de valuación de una inversión en una empresa no subsidiaria (hasta el 30-09-04, esta inversión se valorizaba en base a su valor de mercado; a partir del 01-10-04, la misma se valoriza por el método de participación patrimonial). La utilidad por REI del cuarto trimestre

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

del año 2003 se explica por: i) una apreciación del nuevo sol de 0.57 %, que generó una utilidad en cambio en la conversión a soles del pasivo neto en dólares; y ii) por una inflación de 1.01 %, que también produjo una utilidad en la actualización del valor de los activos no monetarios.

PARTICIPACIONES E IMPUESTO A LA RENTA.- Las participaciones e impuesto a la renta al cierre del cuarto trimestre del 2004 y 2003 han sido calculadas de acuerdo con normas tributarias y contables vigentes.

UTILIDAD NETA.- La utilidad neta del 4T trimestre del 2004 ascendió a S/. 4.3 millones similar a la obtenida el mismo período del año anterior. En el 4T del 2004 el aumento de los ingresos financieros, la disminución de los gastos financieros y el incremento de los ingresos diversos permitieron cubrir el aumento de los gastos de venta y administración y obtener una utilidad neta de S/.4.3 millones.

ANALISIS DEL BALANCE GENERAL

Al 31-12-04, el total de pasivos ascendió a S/. 482.3 millones en comparación con S/. 464.4 millones al 30-09-04, un incremento de S/. 17.8 millones. Por otra parte, el total de activos al 31-12-04 ascendió a S/. 780.4 millones en comparación con S/. 759.8 millones al 30-09-04, un incremento neto de S/. 20.6 millones. Las principales variaciones de las cuentas del activo que explican este incremento son las siguientes:

a) Aumento de S/. 12.1 en Cuentas por Cobrar Comerciales (con vencimiento corriente y a largo plazo) que se explica por: i) un aumento de S/. 8.2 millones por transferencia del rubro Otras Cuentas por Cobrar de cartera recuperada, que se encontraba en poder de un patrimonio fideicometido en calidad de garantía colateral;. ii) aumento de S/. 14 millones por mayores ventas; iii) disminución de S/. 12.2 millones por cobranzas efectuadas en el período; v) otros incrementos por S/. 2.1 millones.

b) Disminución de S/. 11.5 millones en Otras Cuentas por Cobrar que se explica por lo siguiente: i) disminución de S/.8.2 millones por transferencia al rubro Cuentas por Cobrar Comerciales de cartera recuperada que se encontraba en poder de un patrimonio fideicometido en calidad de garantía colateral; ii) disminución de S/. 0.7 millones en cuentas por cobrar al personal por cobranzas efectuadas en el período; iii) disminución de S/. 0.8 millones por aumento de la provisión para cobranza dudosa; y iv) otras disminuciones por S/. 1.8 millones.

c) Aumento de S/. 44.4 en Inventarios, como consecuencia de las siguientes operaciones: i) un aumento de S/. 100.6 millones por adquisiciones de equipos; ii) un aumento de S/. 5.3 millones por ingreso al inventario de maquinaria incautada; iii) un aumento de 7.5 millones en el inventario de repuestos y servicios; iv) una disminución de S/. 71.2 millones por ventas efectuadas en el periodo; y v) otros incrementos por S/. 2.2 millones.

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

d) Aumento del Activo Fijo por S/. 5 millones, que se explica por: i) un aumento de S/. 7.5 millones por adquisiciones de equipos para la flota de alquiler; ii) un aumento de S/. 5.9 millones por adquisiciones de otros activos fijos; iii) una disminución de S/. 8.4 millones por aumento de la depreciación acumulada.

e) Disminución de Inversiones en Valores por S/. 25.4 millones debido a: i) una disminución de S/. 23.7 millones por liquidación de una inversión en un patrimonio fideicometido ; y iv) otras disminuciones por S/. 1.7 millones.

LIQUIDEZ DE LA COMPAÑÍA

El ratio corriente al 31-12-04 es de 1.57, en comparación con 1.47 al 30-09-04. El ratio de apalancamiento financiero al 31-12-04 es de 1.49, mayor que el calculado al 30.09.04, que fue de 1.46.

La conformación de las obligaciones de la Compañía al 31 de diciembre 2004 se muestra en el anexo 4.

Ferreyros S.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A. Y SUBSDIARIAS

ANEXO 1

Estado de Ganancias y Pérdidas **(sin incluir Matreq Ferreyros)**
(En miles de soles constantes)

	4T 04	%	3T 04	%	4T 03	%	Variación 4T 04 / 3T 04 %	Variación 4T 04 / 4T 03 %	Acumulado al 31-12-2004	%	Acumulado al 31-12-2003	%	Variación %
Ventas Netas	**215,377**	**100.0**	**204,078**	**100.0**	**192,994**	**100.0**	**5.5**	**11.6**	**929,974**	**100.0**	**808,633**	**100.0**	**15.0**
Costo de Ventas	-163,098	-75.7	-157,688	-77.3	-141,560	-73.3	3.4	15.2	-717,605	-77.2	-606,386	-75.0	18.3
Utilidad en ventas	**52,280**	**24.3**	**46,390**	**22.7**	**51,434**	**26.7**	**12.7**	**1.6**	**212,369**	**22.8**	**202,247**	**25.0**	**5.0**
Otros ingresos operacionales	0	-	0	-	1,312	0.7	-	-	0	-	3,319	0.4	**-100.0**
Utilidad Bruta	**52,280**	**24.3**	**46,390**	**22.7**	**52,746**	**27.3**	**12.7**	**-0.9**	**212,369**	**22.8**	**205,566**	**25.4**	**3.3**
Gastos de Venta y Administración	-46,505	-21.6	-37,775	-18.5	-41,524	-21.5	23.1	12.0	-170,464	-18.3	-146,556	-18.1	16.3
Utilidad en operaciones	**5,775**	**2.7**	**8,615**	**4.2**	**11,223**	**5.8**	**-33.0**	**-48.5**	**41,905**	**4.5**	**59,010**	**7.3**	**-29.0**
Ingresos Financieros	6,988	3.2	4,083	2.0	5,782	3.0	71.1	20.9	22,718	2.4	18,913	2.3	20.1
Gastos Financieros	-7,585	-3.5	-7,788	-3.8	-8,580	-4.4	-2.6	-11.6	-30,034	-3.2	-34,252	-4.2	-12.3
Otros Ingresos (Egresos), neto	3,278	1.5	-1,417	-0.7	-3,499	-1.8	-331.3	-193.7	-2,433	-0.3	-14,829	-1.8	-83.6
Utilidad antes de Resultados por exposición a la inflación	**8,456**	**3.9**	**3,493**	**1.7**	**4,925**	**2.6**	**142.1**	**71.7**	**32,156**	**3.5**	**28,843**	**3.6**	**11.5**
Ganancia (Pérdida) por Exposición a la Inflación	714	0.3	8,626	4.2	4,112	2.1	-91.7	**-82.6**	17,372	1.9	10,761	1.3	**61.4**
Utilidad antes de Participaciones e Impuesto a la Renta e interes minoritario	**9,170**	**4.3**	**12,119**	**5.9**	**9,037**	**4.7**	**-24.3**	**1.5**	**49,528**	**5.3**	**39,604**	**4.9**	**25.1**
Participaciones	-1,098	-0.5	-1,102	-0.5	-1,111	-0.6	-0.4	-1.2	-4,846	-0.5	-4,232	-0.5	14.5
Utilidad antes de Impuesto a la Renta e interes minoritario	**8,072**	**3.7**	**11,017**	**5.4**	**7,926**	**4.1**	**-26.7**	**1.8**	**44,682**	**4.8**	**35,372**	**4.4**	**26.3**
Impuesto a la Renta	-3,772	-1.8	-3,895	-1.9	-3,671	-1.9	-3.2	2.7	-17,122	-1.8	-13,821	-1.7	23.9
Interes minoritario	0	0.0	0	-	0	0.0		-	0	0.0	0	-	n/a
Utilidad neta	**4,300**	**2.0**	**7,122**	**3.5**	**4,255**	**2.2**	**-39.6**	**1.0**	**27,560**	**3.0**	**21,551**	**2.7**	**27.9**

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

ANEXO 2

FERREYROS S.A.A. Y SUBSIDIARIAS

Datos del Balance General

	31-dic-04	30-sep-04	31-dic-03	Variación % 31-dic-04 / 30-sep-04	Variación % 31-dic-04 / 31-dic-03
Caja y bancos	31,648	35,983	43,442	-12.0	-27.1
Cuentas por cobrar comerciales	124,511	113,066	78,860	10.1	57.9
Inventarios	238,376	193,936	238,118	22.9	0.1
Otras Cuentas por cobrar	64,109	75,607	77,861	-15.2	-17.7
Gastos pagados por anticipado	7,718	5,710	3,090	35.2	149.7
Activo Corriente	**466,362**	**424,302**	**441,371**	9.9	5.7
Cuentas por cobrar comerciales a largo plazo	32,870	32,165	46,585	2.2	-29.4
Inmuebles, maquinaria y equipo					
Equipo de alquiler	84,758	81,246	117,271	4.3	-27.7
Otros activos fijos	359,049	353,012	342,082	1.7	5.0
	443,807	434,258	459,353	2.2	-3.4
Depreciación acumulada	-190,526	-185,998	-184,017	2.4	3.5
Inmuebles, maquinaria y equipo, neto	253,281	248,260	275,336	2.0	-8.0
Inversiones	19,618	45,026	45,916	-56.4	-57.3
Otros activos no corrientes	8,348	10,082	6,556	-17.2	27.3
Activo no Corriente	314,117	335,533	374,393	-6.4	-16.1
Total Activo	**780,479**	**759,835**	**815,764**	2.7	-4.3
Deuda de corto plazo	244,944	248,100	260,827	-1.3	-6.1
Otros pasivos corrientes	53,046	40,351	40,033	31.5	32.5
Pasivo corriente	**297,990**	**288,451**	**300,860**	3.3	-1.0
Deuda de largo plazo	184,308	175,978	235,190	4.7	-21.6
Total Pasivo	**482,298**	**464,429**	**536,050**	3.8	-10.0
Ganancias diferidas	5,064	6,547	4,813	-22.7	5.2
Impuesto a la renta diferido		0	0		
Interes minoritario					
Patrimonio	**293,117**	**288,859**	**274,902**	1.5	6.6
Total Pasivo y Patrimonio	**780,479**	**759,835**	**815,764**	2.7	-4.3
Otra informacion Financiera					
Depreciación y amortización (cifras acumuladas al cierre de cada período)	35,644	27,144	35,272		
UAIDA	**97,834**	**73,306**	**98,367**		
Ratios Financieros					
Ratio corriente	1.57	1.47	1.47		
Apalancamiento Financiero	1.49	1.46	1.73		
Valor contable por acción	1.34	1.33	1.34		

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

ANEXO 3

FERREYROS S.A.A Y SUBSIDIARIAS

Ventas netas por Area de Operaciones (sin incluir Matreq Ferreyros)
(En miles de soles constantes)

	4T 04	%	3T 04	%	4T 03	%	4T 04 / 3T 04 %	4T 04 / 4T 03 %	**Acumulado al 31-12-2004**	**%**	**Acumulado al 31-12-2003**	**%**	**Variación %**
Caterpillar													
Gran minería	27,345	12.7	3,411	1.7	13,505	7.0	701.7	102.5	144,515	15.5	37,590	4.6	284.5
Otros	30,790	14.3	25,744	12.6	5,005	2.6	19.6	515.2	104,544	11.2	103,599	12.8	0.9
	58,135	27.0	29,155	14.3	18,510	9.6	99.4	214.1	249,059	26.8	141,189	17.5	76.4
Equipos	5,680	2.6	8,743	4.3	5,824	3.0	-35.0	-2.5	30,129	3.2	20,441	2.5	47.4
Automotriz	1,958	0.9	5,428	2.7	1,812	0.9	-63.9	8.0	14,761	1.6	10,845	1.3	36.1
	65,773	**30.5**	**43,326**	**21.2**	**26,146**	**13.5**	**51.8**	**151.6**	**293,949**	31.6	**172,475**	21.3	70.4
Repuestos y servicios	114,025	52.9	124,327	60.9	139,821	72.4	-8.3	-18.4	507,814	54.6	526,543	65.1	-3.6
Alquileres	4,217	2.0	5,720	2.8	7,248	3.8	-26.3	-41.8	21,247	2.3	33,972	4.2	-37.5
Unidades usadas	17,298	8.0	13,752	6.7	9,083	4.7	25.8	90.4	49,891	5.4	29,428	3.6	69.5
Otras ventas de subsidiarias	14,065	6.5	16,953	8.3	10,695	5.5	-17.0	31.5	57,073	6.1	46,216	5.7	23.5
Total	**215,377**	100.0	**204,078**	100.0	**192,994**	100.0	5.5	11.6	**929,974**	100.0	**808,633**	100.0	15.0

Distribución porcentual de las ventas de la compañía por sectores económicos:

	Acumulado al 31-12-2004 %
Minería	66.2
Hidrocarburos y petróleo	3.5
Construccion	11.2
Agricultura	3.7
Transporte	2
Gobierno	1
Pesca	2.8
Otros	9.6
Total	100

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

ANEXO 4

FERREYROS S.A.A. Y SUBSIDIARIAS

Conformación del Pasivo al 31 de diciembre del 2004
(En miles de US dólares)

	Total	Pasivo Corriente	Pasivo a Largo Plazo	
			Parte corriente	Largo Plazo
Bancos	16,085	9,861	1,613	4,611
Proveedores:				
Caterpillar	33,500	33,253	247	
Otros	10,501	10,000	501	
Bonos corporativos	45,000		15,000	30,000
Caterpillar Financial Services	27,506		5,197	22,309
Otros pasivos	16,356	16,356		
Total	148,948	69,470	22,558	56,920

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

PLANTILLA DE INFORMACION FINANCIERA SECTOR DIVERSAS: Trimestral Individual y Consolidada

DATOS GENERALES DE LA EMPRESA

	Llenar los siguientes datos:	Observaciones
RPJ :	B60001	Ingresar a 6 digitos
Ejercicio:	2004	Ingresar 4 digitos como maximo
Tipo de Informacion:	TC	Si es Trimestral Individual ingresar TI, si es Trimestral Consolidada ingresar TC
Periodo:	4	Ingresar : 1 si es 1er trimestre, 2 si es 2do trimestre, 3 si es 3er trimestre, 4 si es 4to trimestre
Denominacion de la empresa:	**FERREYROS S.A.A. Y SUBSIDIARIAS**	Ingresar con letras MAYUSCULAS
CIIU :	5150	Ingresar 4 digitos como maximo
E-mail 1 :	contralo@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasevnet.gob.pe
E-mail 2 :	bchauca@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasevnet.gob.pe
Pagina Web :	www.ferreyros.com.pe	Ejemplo: www.conasevnet.gob.pe
Factor de Reexpresion del Balance General :	1049	Ingresar el dato a 3 decimales sin considerar el punto decimal. Ejemplo: si se quiere ingresar 1.230 se digitará: 1230
Moneda	Nuevos Soles	Elegir la moneda
E. de Flujos de Efectivo	Método Directo	Señalar que método utilizó para preparar el Estado de Flujos de Efectivo

Trimestre	Trimestre Especifico
31 de Diciemb	**1 de Octubre**

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPI
Contador General - Mat. 18915

FERREYROS S.A.A. Y SUBSIDIARIAS
Balance General
Al 31 de Diciembre del año 2004 y 31 de Diciembre del año 2003
(En miles de nuevos soles)

Codigo	Activo	Notas	Al 31 de Diciembre 2004	Al 31 de Diciembre 2003
	Activo Corriente			
1D0101	Caja y Bancos	0	31,648	43,442
1D0102	Valores Negociables (neto de provisión acumulada)	0		
1D0103	Cuentas por Cobrar Comerciales (neto de provisión acumulada)	0	124,511	78,860
1D0104	Cuentas por Cobrar a Vinculadas	0		
1D0105	Otras Cuentas por Cobrar (neto de provisión acumulada)	0	64,109	77,861
1D0106	Existencias (neto de provisión acumulada)	2	238,376	238,118
1D0108	Activos por Instrumentos Financieros Derivados	0		
1D0107	Gastos Pagados por Anticipado	0	7,718	3,090
1D01ST	**Total Activo Corriente**		**466,362**	**441,371**
	Activo No Corriente			
1D0201	Cuentas por cobrar comerciales a largo plazo	0	32,868	46,585
1D0202	Cuentas por Cobrar a Vinculadas a Largo Plazo	0		
1D0203	Otras Cuentas por Cobrar a Largo Plazo	0		
1D0209	Existencias	0		
1D0204	Inversiones Permanentes (neto de provisión acumulada)	0	19,618	45,914
1D0210	Activos por Instrumentos Financieros Derivados	0		
1D0211	Inversiones en Inmuebles	0		
1D0205	Inmuebles, Maquinaria y Equipo (neto de depreciación y desvalorización acumulada)	3	253,281	275,336
1D0206	Activos Intangibles (neto de amortización y desvalorización acumulada)	0		
1D0207	Impuesto a la Renta y Participaciones Diferidos Activo	0	7,140	5,816
1D0212	Crédito Mercantil	0		
1D0208	Otros Activos	0	1,211	743
1D02ST	**Total Activo No Corriente**		**314,118**	**374,394**
1D020T	**TOTAL ACTIVO**		**780,480**	**815,765**

Pasivo y Patrimonio	Notas	Al 31 de Diciembre 2004	Al 31 de Diciembre 2003	Codigo
Pasivo Corriente				
Sobregiros Bancarios	0	1,284	377	1D0306
Préstamos Bancarios	0	34,057	30,458	1D0307
Cuentas por Pagar Comerciales	0	142,476	209,090	1D0302
Cuentas por Pagar a Vinculadas	0			1D0303
Otras Cuentas por Pagar	0	45,883	40,031	1D0304
Parte Corriente de las Deudas a Largo Plazo	0	74,057	20,903	1D0305
Pasivos por Instrumentos Financieros Derivados	0			1D0308
Total Pasivo Corriente		**297,757**	**300,859**	1D03ST
Pasivo No Corriente				
Deudas a largo plazo	0	184,280	235,190	1D0401
Cuentas por pagar a vinculadas	0			1D0402
Pasivos por Instrumentos Financieros Derivados	0			1D0405
Ingresos Diferidos (netos)	0	5,298	4,813	1D0403
Impuesto a la Renta y Particip.Diferidos Pasivo	0			1D0404
Total Pasivo No Corriente		**189,578**	**240,003**	1D04ST
Total Pasivo		**487,335**	**540,862**	1D040T
Contingencias	0			1D0501
Interés minoritario	0	0	0	1D0502
Patrimonio Neto				
Capital	5	251,550	241,281	1D0701
Capital adicional	0			1D0702
Acciones de Inversión	0			1D0703
Resultados no realizados	0			1D0708
Excedente de Revaluación	0	10,267	10,926	1D0704
Reservas Legales	0	7,317	5,188	1D0705
Otras Reservas	0			1D0706
Resultados Acumulados	5	24,011	17,508	1D0707
Efecto acumulado por reexpresión a moneda extranjera	0			1D0709
Total Patrimonio Neto		**293,145**	**274,903**	1D07ST
TOTAL PASIVO Y PATRIMONIO NETO		**780,480**	**815,765**	1D070T

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General Mat 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Cambios en el Patrimonio Neto
Por los periodos terminados al 31 de Diciembre del año 2004 y 2003
(En miles de nuevos soles)

Codigo de Cuenta		Capital	Capital Adicional	Acciones de Inversion	Resultados no Realizados	Excedente de Revaluacion	Reserva Legal	Otras Reservas	Resultados Acumulados	Efecto acumulado por Reexpresión a moneda extranjera	Total
4D0101	**Saldos al 1ero. de enero de 2003**	193,733	43,464	0	0	12,342	4,053	0	2,241	0	255,833
4D0102	1. Efecto acumulado de cambios en políticas contables y corrección de errores sustanciales	0	0	0	0	0	0	0	0	0	0
4D0103	2. Distribuciones o asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	0	0
4D0104	3. Dividendos declarados y participaciones acordados durante el período	0	0	0	0	0	0	0	-2,637	0	-2,637
4D0105	4. Nuevos aportes de accionistas	0	0	0	0	0	0	0	0	0	0
4D0113	5. Movimiento de prima en la colocación de acciones (aportes)	0	0	0	0	0	0	0	0	0	0
4D0114	6. Acciones en tesorería	0	0	0	0	0	0	0	0	0	0
4D0107	7. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0
4D0108	8. Revaluación de activos	0	0	0	0	0	0	0	0	0	0
4D0115	9. Transferencia de excedente de revaluación realizado	0	0	0	0	0	0	0	0	0	0
4D0109	10. Capitalización de partidas patrimoniales	47,548	-43,464	0	0	-1,416	0	0	-2,668	0	0
4D0110	11. Redención de Acc. de Inversión o reducción de capital	0	0	0	0	0	0	0	0	0	0
4D0111	12. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	0	21,551	0	21,551
4D0116	13. Movimiento de resultados no realizados del período	0	0	0	0	0	0	0	0	0	0
4D0112	14. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	0	0	1,135	0	-979	0	156
4D01ST	**Saldos al 31 de Diciembre de 2003**	**241,281**	**0**	**0**	**0**	**10,926**	**5,188**	**0**	**17,508**	**0**	**274,903**
4D0201	**Saldos al 1ero. de enero de 2004**	241,281	0	0	0	10,926	5,188	0	17,508	0	**274,903**
4D0202	1. Efecto acumulado de cambios en políticas contables y corrección de errores sustanciales	0	0	0	0	0	0	0	0	0	0
4D0203	2. Distribuciones o asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	0	0
4D0204	3. Dividendos declarados y participaciones acordados durante el período	0	0	0	0	0	0	0	-9,318	0	-9,318
4D0205	4. Nuevos aportes de accionistas	0	0	0	0	0	0	0	0	0	0
4D0213	5. Movimiento de prima en la colocación de acciones (aportes)	0	0	0	0	0	0	0	0	0	0
4D0214	6. Acciones en tesorería	0	0	0	0	0	0	0	0	0	0
4D0207	7. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0
4D0208	8. Revaluación de activos	0	0	0	0	0	0	0	0	0	0
4D0215	9. Transferencia de excedente de revaluación realizado	0	0	0	0	0	0	0	0	0	0
4D0209	10. Capitalización de partidas patrimoniales	10,269	0	0	0	-659	0	0	-9,610	0	0
4D0210	11. Redención de Acc. de Inversión o reducción de capital	0	0	0	0	0	0	0	0	0	0
4D0211	12. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	0	27,560	0	27,560
4D0216	13. Movimiento de resultados no realizados del período	0	0	0	0	0	0	0	0	0	0
4D0212	14. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	0	0	2,129	0	-2,129	0	0
4D02ST	**Saldos al 31 de Diciembre de 2004**	**251,550**	**0**	**0**	**0**	**10,267**	**7,317**	**0**	**24,011**	**0**	**293,145**

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Ganancias y Pérdidas
Por los periodos terminados al 31 de Diciembre del año 2004 y 2003
(En miles de nuevos soles)

Codigo		Notas	Por el Trimestre especifico del 1 de Octubre al 31 de Diciembre de 2004	Por el Trimestre especifico del 1 de Octubre al 31 de Diciembre de 2003	Por el Periodo acumulado del 1 de Enero al 31 de Diciembre de 2004	Por el Periodo acumulado del 1 de Enero al 31 de Diciembre de 2003
	Ingresos Operacionales					
2D0101	Ventas Netas (ingresos operacionales)	0	213,342	194,650	920,468	809,708
2D0102	Otros Ingresos Operacionales	0	391	1,931	1,094	6,242
2D01ST	**Total de Ingresos Brutos**		**213,733**	**196,581**	**921,562**	**815,950**
2D0201	Costo de Ventas (Operacionales)	0	-161,453	-143,835	-709,193	-608,383
2D0202	Otros costos operacionales	0				
2D0203	**Total Costos Operacionales**		-161,453	-143,835	-709,193	-608,383
2D02ST	**Utilidad Bruta**		**52,280**	**52,746**	**212,369**	**207,567**
	Gastos Operacionales					
2D0302	Gastos de Ventas	0	-27,903	-25,218	-102,441	-81,343
2D0301	Gastos de Administración	0	-18,602	-16,178	-68,023	-66,650
2D0303	Provisión por perdidas por desvalorización de activos	0				
2D03ST	**Utilidad Operativa**		**5,775**	**11,350**	**41,905**	**59,574**
	Otros Ingresos (gastos)					
2D0401	Ingresos Financieros	0	6,988	5,782	22,718	18,484
2D0402	Gastos Financieros	0	-7,585	-8,580	-30,034	-34,490
2D0406	Participación en los resultados de subsidiarias y afiliadas bajo el método de participación patrimonial	0				
2D0407	Ganancia o pérdida por instrumentos financieros derivados	0				
2D0403	Otros Ingresos	0	3,278	0		
2D0404	Otros Gastos	0		-3,499	-2,433	-14,627
2D0408	Efecto acumulado por cambios en las políticas contables	0				
2D0405	Resultado por Exposición a la Inflación	0	714	4,112	17,372	10,788
2D04ST	**Resultado antes de Gastos Extraordinarios, Participaciones y del Impuesto a la Renta**		**9,170**	**9,165**	**49,528**	**39,729**
2D0501	Participación de los trabajadores corrientes y diferidos	0	-1,098	-1,111	-4,846	-4,265
2D0502	Impuesto a la Renta corriente y diferido	0	-3,772	-3,671	-17,122	-13,913
2D05ST	**Resultado antes de Gastos Extraordinarios**		**4,300**	**4,383**	**27,560**	**21,551**
2D0602	Gastos Extraordinarios (neto de participaciones e impuesto a la renta)	0	0	0	0	0
2D06ST	**Resultado antes de Interes Minoritario**		**4,300**	**4,383**	**27,560**	**21,551**
2D0701	Interés Minoritario	0	0	0	0	0
2D07ST	**Utilidad (Perdida) Neta del Ejercicio**		**4,300**	**4,383**	**27,560**	**21,551**
2D0801	Dividendos de acciones Preferentes	0	0	0	0	0
2D08ST	**Utilidad (Pérdida) Neta atribuible a los accionistas no preferentes**		**4,300**	**4,383**	**27,560**	**21,551**
2D0901	Utilidad (pérdida) básica por acción común	7	0.021000	0.021000	0.126000	0.104000
2D0902	Utilidad (pérdida) básica por acción de inversión		0.000000	0.000000	0.000000	0.000000
2D0903	Utilidad (pérdida) diluida por acción común		0.000000	0.000000	0.000000	0.000000
2D0904	Utilidad (pérdida) diluida por acción de inversión		0.000000	0.000000	0.000000	0.000000

Ferreyros S.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Flujos de Efectivo
Por los periodos terminados al 31 de Diciembre del año 2004 y 2003
(En miles de nuevos soles)

Codigo de Cuenta		Notas	Del 1 de Enero de 2004 al 31 de Diciembre de 2004	Del 1 de Enero de 2003 al 31 de Diciembre de 2003
	ACTIVIDADES DE OPERACIÓN			
	Cobranza (entradas) por:			
3D0101	Venta de bienes o servicios e ingresos operacionales	0	894,372	801,731
3D0110	Honorarios y comisiones	0		
3D0103	Intereses y rendimientos (no incluidos en la actividad de inversión)	0		
3D0111	Dividendos (no incluidos en la actividad de inversión)	0		
3D0112	Regalías	0		
3D0104	Otros cobros de efectivo relativos a la actividad	0	22,887	19,198
	Menos pagos (salidas) por:			
3D0109	Proveedores de bienes y servicios	0	-795,816	-628,090
3D0105	Remuneraciones y beneficios sociales	0	-108,838	-100,684
3D0106	Tributos	0	-20,229	-15,680
3D0107	Intereses y rendimientos (no incluidos en la actividad de financiamiento)	0		
3D0113	Regalias	0		
3D0108	Otros Pagos de efectivo relativos a la actividad	0	-4,350	-19,767
3D01ST	**Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación**		**-11,974**	**56,708**
	ACTIVIDADES DE INVERSIÓN			
	Cobranza (entradas) por:			
3D0201	Venta de valores e inversiones permanentes	0	103	36,279
3D0209	Prestamos a vinculadas	0		
3D0202	Venta de inmuebles, maquinaria y equipo	0	2,078	2,456
3D0203	Venta de activos intangibles	0		
3D0210	Intereses y rendimientos	0		
3D0211	Dividendos	0	21	15
3D0204	Otros cobros de efectivo relativos a la actividad	0	1,785	1,697
	Menos pagos (salidas) por:			
3D0205	Compra de valores e inversiones permanentes	0	-875	-432
3D0212	Prestamos otorgados a vinculadas	0		
3D0206	Compra de inmuebles, maquinaria y equipo	0	-13,670	-9,779
3D0207	Compra y desarrollo de activos intangibles	0		
3D0208	Otros pagos de efectivo relativos a la actividad	0		
3D02ST	**Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Inversión**		**-10,558**	**30,236**
	ACTIVIDADES DE FINANCIACION			
	Cobranza (entradas) por:			
3D0307	Aumento de sobregiros bancarios	0		642
3D0308	Aumento de prestamos bancarios	0		
3D0301	Emisión de acciones o nuevos aportes	0		
3D0309	Venta de acciones en tesorería	0		
3D0302	Recursos obtenidos por emisión de valores u otras obligac. Largo plazo	0		
3D0303	Otros cobros de efectivo relativos a la actividad	0	40,011	
	Menos pagos (salidas) por:			
3D0312	Amortización o pago de sobregiros bancarios	0	-7,349	
3D0313	Amortización o pago de préstamos bancarios	0		
3D0304	Amortización o cancelación de valores u otras obligaciones de largo plazo	0	-736	-19,240
3D0310	Recompra de acciones propias (acciones en tesorería)	0		
3D0311	Intereses y rendimientos	0	-29,429	-34,704
3D0305	Dividendos	0	-9,131	-2,614
3D0306	Otros pagos de efectivo relativos a la actividad.	0		-37,275
3D03ST	**Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Financiamiento**		**-6,634**	**-93,191**
3D0401	**Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo**		**-29,166**	**-6,247**
3D0402	Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio	0	43,442	38,901
3D0403	Resultado por Exposición a la Inflación	0	17,372	10,788
3D04ST	**Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio**		**31,648**	**43,442**

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 18915

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Flujos de Efectivo
Por los periodos terminados al 31 de Diciembre del año 2004 y 2003
(En miles de nuevos soles)

Codigo de Cuenta		Notas	Del 1 de Enero de 2004 al 31 de Diciembre de 2004	Del 1 de Enero de 2003 al 31 de Diciembre de 2003
	CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN			
3D05ST	Utilidad (Pérdida) neta del Ejercicio	0	27,560	21,551
	Más :			
3D0601	Ajustes a la Utilidad (Pérdida) del Ejercicio	0		
3D0609	Provisión de cuentas de cobranza dudosa	0	16,597	16,835
3D0610	Provisión por desvalorización de existencias	0	9,854	17,716
3D0611	Provisión por fluctuación del valor de los valores e inversiones	0	2,433	-176
3D0612	Depreciación del ejercicio	0	35,558	35,134
3D0613	Provisión por pérdida en el valor de uso de los activos	0		
3D0614	Amortización y castigo de activos intangibles	0	86	
3D0615	Provisión para protección del medio ambiente	0		
3D0616	Amortización de otros activos	0		
3D0604	Provisiones diversas	0		
3D0606	Pérdida en venta de valores e inversiones permanentes	0	38	2,472
3D0617	Pérdida en venta de inversiones en inmuebles	0		
3D0605	Pérdida en venta de inmuebles, maquinaria y equipo	0		
3D0618	Pérdida en venta de activos intangibles	0		
3D0619	Participación en los resultados de empresas vinculados, netas de dividendos recibidos en efectivo	0		
3D0620	Impuesto a la renta y participación de los trabajadores diferidos	0		
3D0621	Efecto acumulado por cambios en las políticas contables	0		
3D0607	Pérdida por activos monetarios no corrientes	0		
3D0608	Otros	0	19,073	13,356
	Menos:			
3D0701	Ajustes a la Utilidad (Pérdida) del Ejercicio	0		
3D0703	Utilidad en venta de valores e inversiones permanentes	0	38	
3D0706	Utilidad en venta de inversiones en inmuebles	0		
3D0702	Utilidad en venta de inmuebles, maquinaria y equipo	0	-695	88
3D0707	Utilidad en venta de activos intangibles	0		
3D0704	Resultado por Exposición a la Inflación	0	-17,372	-10,788
3D0708	Impuesto a la renta y participación de los trabajadores diferidos	0	-1,768	2,629
3D0705	Ganancia por pasivos monetarios no corrientes	0		
3D0709	Participación en los resultados de empresas vinculados, netas de dividendos recibidos en efectivo	0		
3D0710	Efecto acumulado por cambios en las políticas contables	0		
3D0711	Otros	0	-24	-9,087
	CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS Y PASIVOS			
3D0801	(Aumento) Disminución de Cuentas por Cobrar Comerciales	0	-86,704	-38,743
3D0802	(Aumento) Disminución de Cuentas por Cobrar a Vinculadas	0		
3D0803	(Aumento) Disminución de Otras Cuentas por Cobrar	0	33,018	-23,635
3D0810	(Aumento) Disminución de Activos por Instrumentos Financieros Derivados	0		
3D0804	(Aumento) Disminución en Existencias	0	774	43,814
3D0805	(Aumento) Disminución en Gastos Pagados por Anticipado	0	-3,239	1,811
3D0806	Aumento (Disminución) de Cuentas por Pagar Comerciales	0	-61,522	-12,710
3D0807	Aumento (Disminución) de Cuentas por Pagar a Vinculadas	0		
3D0809	Aumento (Disminución) de Otras Cuentas por Pagar	0	14,321	-3,559
3D0811	Aumento (Disminución) de Pasivos por Instrumentos Financieros Derivados	0		
3D08ST	**Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación**		-11,974	56,708

	PRINCIPALES TRANSACCIONES QUE NO GENERARON FLUJOS DE EFECTIVO EN EL PERIODO			
3D0901	Ajuste de ejercicios anteriores	0	0	0
3D0902	Bienes adquiridos en operaciones de arrendamiento financiero	0	0	0
3D0903	Compensación de pasivos corrientes	0	0	0
3D0904	Compensación de pasivos no corrientes	0	0	0
3D0905	Capitalización de acreencias u obligaciones	0	0	0
3D0906	Revaluación de activos	0	0	0
3D0907	Aportes de capital en bienes	0	0	0

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Totales Adicionales

Codigo	Descripcion	Observaciones	2004
T010	NUMERO DE ACCIONES COMUNES EN CIRCULACION (En Unidades)	Ingresar el dato sin decimales	218000000
T020	NUMERO DE ACCIONES DE INVERSION EN CIRCULACION (En Unidades)	Ingresar el dato sin decimales	0
T030	VALOR NOMINAL DE ACCIONES COMUNES (En nuevos soles)	Ingresar a 2 decimales sin considerar el punto decimal. Ejemplo si el dato es S/ 10.00 ingresar 1000	110
T040	VALOR NOMINAL DE ACCIONES DE INVERSION (En nuevos soles)	Ingresar a 2 decimales sin considerar el punto decimal. Ejemplo si el dato es S/ 1.00 ingresar 100	0
T130	PROVISION ACUMULADA PARA CUENTAS DE COBRANZA DUDOSA (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	82652
T140	PROVISION ACUMULADA POR DESVALORIZACION DE EXISTENCIAS (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	14248
T150	PROVISION ACUMULADA PARA FLUCTUACION DE VALORES E INVERSIONES (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	2631
T080	AMORTIZACION ACUMULADA DE INTANGIBLES (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	613
T170	DEPRECIACION ACUMULADA (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	190475
T090	ADQUISICION DE INVERSIONES DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	607
T100	ADQUISICION DE INMUEBLES, MAQUINARIA Y EQUIPOS DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	29504
T180	REVALUACION DE ACTIVOS DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	0

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Consistencia de los Estados Financieros

BALANCE GENERAL	Al 31 de Diciembre	Al 31 de Diciembre
Total Activo **IGUAL a:**	780,480	815,765
- Total Pasivo+Patrimonio	780,480	815,765
Consistencia: ==>		

ESTADO DE PERDIDAS Y GANANCIAS	Por el Periodo acumulado del 1 de Enero al 31 de Diciembre de 2004	Consistencia	Por el Periodo acumulado del 1 de Enero al 31 de Diciembre de 2003	Consistencia
Rubros que deben ser POSITIVOS				
Ventas Netas (ingresos operacionales)	920,468		809,708	
Otros Ingresos Operacionales	1,094		6,242	
Ingresos Financieros	22,718		18,484	
Otros Ingresos	0		0	
Rubros que deben ser NEGATIVOS				
Costo de Ventas (Operacionales)	-709,193		-608,383	
Otros costos operacionales	0		0	
Gastos de Administración	-68,023		-66,650	
Provisión por perdidas por desvalorización de activos	0		0	
Gastos de Ventas	-102,441		-81,343	
Gastos Financieros	-30,034		-34,490	
Otros Gastos	-2,433		-14,627	
Gastos Extraordinarios (neto de participaciones e impuesto a la renta)	0		0	

ESTADO DE CAMBIOS EN EL PATRIMONIO NETO	Capital	Capital adicional	Acciones de Inversion	Resultados no Realizados	Excedente de Revaluacion	Reserva Legal	Otras Reservas	Resultados Acumulados	Efecto acumulado por Reexpresión a moneda extranjera
Saldos iniciales de Estado de Cambios del periodo actual **IGUALES a:**	241,281	0	0	0	10,926	5,188	0	17,508	0
Saldos del Balance General del periodo anterior	241,281	0	0	0	10,926	5,188	0	17,508	0
Consistencia: ==>									
Saldos finales del Estado de Cambios del periodo actual **IGUALES a:**	251,550	0	0	0	10,267	7,317	0	24,011	0
Saldos del Balance General del periodo actual	251,550	0	0	0	10,267	7,317	0	24,011	0
Consistencia: ==>									

	Por el Periodo acumulado del 1 de Enero al 31 de Diciembre de 2004	Por el Periodo acumulado del 1 de Enero al 31 de Diciembre de 2003
Utilidad (Perdida) Neta del Ejercicio del Estado de Cambios **IGUAL a:**	27,560	21,551
Utilidad (Perdida) Neta del Ejercicio del Estado de Ganancias y Perdidas	27,560	21,551
Consistencia: ==>		

ESTADO DE FLUJOS DE EFECTIVO	
El saldo de efectivo y equivalentes al Inicio del Ejercicio del periodo actual **IGUAL a:**	43,442
Saldo de Caja y Bancos (posibilidad de considerar Valores negociables) del Balance General comparativo	43,442
Consistencia: ==>	
El saldo Efectivo y Equivalente de Efectivo al finalizar el Ejercicio del periodo actual **IGUAL a:**	31,648
Saldo de Caja y Bancos (posibilidad de considerar Valores negociables) del Balance General actual	31,648
Consistencia :==>	

Conciliacion del Resultado Neto con el Efectivo y Equivalentes de Efectivo Provenientes de las Actividades de Operacion	Del 1 de Enero de 2004 al 31 de Diciembre de 2004	Del 1 de Enero de 2003 al 31 de Diciembre de 2003
Utilidad o pérdida del ejercicio del Estado de Flujo de Efectivo **IGUAL a:**	27,560	21,551
Utilidad (perdida) neta del ejercicio del Estado de Ganancias y Pérdidas	27,560	21,551
Consistencia: ==>		

	Del 1 de Enero de 2004 al 31 de Diciembre de 2004	Del 1 de Enero de 2003 al 31 de Diciembre de 2003
Aumento (Dism.) de Efectivo y Equivalente de Efectivo de la Conciliación **IGUAL a:**	-11,974	56,708
Aumento (Dism.) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación.	-11,974	56,708
Consistencia (*) :==>		

(*)Si el Flujo de Efectivo se preparo por el Método indirecto no se aplica esta validación.

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPI
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS

NOTAS A LOS ESTADOS FINANCIEROS
POR EL AÑO TERMINADO EL 31 DE DICIEMBRE DEL 2004.

1) PRINCIPIOS Y PRACTICAS CONTABLES

Los estados financieros se preparan de acuerdo con las disposiciones legales sobre la materia y con los principios de contabilidad generalmente aceptados en el Perú, que comprenden sustancialmente las Normas Internacionales de Contabilidad (NICs) oficializadas por el Consejo Normativo de Contabilidad.

Los estados financieros del período han sido elaborados considerando los mismos principios y prácticas contables que fueron aplicados en la preparación de los estados financieros correspondientes al 2003.

Ajuste de los estados financieros para reconocer los efectos de la inflación

Los estados financieros han sido ajustados para reflejar el efecto de las variaciones en el poder adquisitivo de la moneda peruana de acuerdo con la metodología aprobada por el Consejo Normativo de Contabilidad. Esta metodología requiere la actualización de las partidas no monetarias de los estados financieros en función a su fecha de origen, aplicando los Indices de Precios al por Mayor. Las partidas monetarias y las partidas en moneda extranjera no son sujetas de ajuste al estar expresadas en moneda de poder adquisitivo de la fecha de cierre,

La variación en el poder adquisitivo de la moneda peruana establecida con base a los Indices de Precios al por Mayor, de acuerdo con estadísticas oficiales para el año terminado el 31 de diciembre del 2004, ha sido 4.9%.

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

2) EXISTENCIAS

Este rubro comprende :

	31/12/04	31/12/03
	(En miles de Soles)	
Máquinas, motores y automotores	99,756	129,587
Repuestos	70,445	76,110
Servicios de taller en proceso	24,637	26,284
Mercadería	11,277	8,237
Productos en Proceso	4,329	1,470
Materias primas y material de empaque	4,323	4,043
Existencias por recibir	38,859	6,384
	252,625	252,115
Provisión para desvalorización de existencias	(14,248)	(13,997)
	238,376	238,118

El movimiento en el ejercicio de la provisión para desvalorización de existencias fue el siguiente:

	31/12/04	31/12/03
	(En miles de Soles)	
Saldo inicial	13,997	17,927
Adiciones del período	9,854	17,716
Aplicaciones por ventas	(8,776)	(14,506)
Otros cambios	(827)	(7,740)
Saldo final	14,248	13,997

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

3) INMUEBLES MAQUINARIA Y EQUIPO

El movimiento del rubro inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada, es el siguiente:

	Saldos Iniciales	Adiciones al costo y/o aplicadas a resultados	Ventas	Trans.	Otros Cambios	Saldos Finales
Costo -	(expresado en miles de soles)					
Terrenos	52,238	78	-53	0	0	52,262
Edificios y otras construccione	96,003	891	0	0	-587	96,307
Instalaciones	18,224	1,996	0	0	-85	20,135
Maquinaria y Equipo	133,447	6,009	-3,844	7,874	-379	143,107
Maquinaria y Equipo-						
Flota de Alquiler	109,009	14,761	-1,046	-37,966	0	84,758
Unidades de Transporte	8,731	553	-320	-192	0	8,772
Unidades de Transporte						
Flota de Alquiler	8,303	156	0	-8,462	4	1
Muebles y Enseres	31,017	3,351	-101	-18	0	34,249
Trabajos en Curso	2,455	1,710	0	0	0	4,165
	459,427	29,504	-5,365	-38,764	-1,047	443,756
Depreciación Acumulada -						
Edificios y otras construccione	27,533	3,237	0	0	-548	30,223
Instalaciones	10,610	1,213	0	0	0	11,823
Maquinaria y Equipo	83,794	15,509	-2,448	-2,986	-2	93,867
Maquinaria y Equipo-						
Flota de Alquiler	27,580	12,078	-51	-19,065	0	20,542
Unidades de Transporte	7,427	590	-234	-173	0	7,610
Unidades de Transporte						
Flota de Alquiler	3,275	346	0	-3,622	0	-1
Muebles y Enseres	23,872	2,585	-45	-1	0	26,411
	184,091	35,558	-2,778	-25,847	-550	190,475
	275,336					253,281

4) INTERESES POR TITULOS DE DEUDA

Los intereses devengados en el período por títulos de deuda han ascendido a S/. 22.6 millones.

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

5) **PATRIMONIO NETO**

a) Por acuerdo de Junta General de Accionistas del 24 de marzo del 2004, se aprobó aumentar el capital social por S/.10.3 millones mediante la capitalización de ajuste por reexpresión del capital social, de reserva legal, del excedente de revaluación y de resultados acumulados.

b) Resultados acumulados

Por acuerdo de Junta General de Accionistas del 24 de marzo del 2004, se aprobó la distribución de utilidades de libre disposición por S/.9.3 millones como dividendos en efectivo.

6) **CONTINGENCIAS Y COMPROMISOS**

Al 31 de diciembre del 2004, la Compañía tiene las siguientes contingencias :

a) En febrero del 2003, la compañía recibió una Resolución de Multa por S/.2.3 millones, incluido intereses, por supuesta omisión en el pago de la regularización del impuesto a la renta del año 2000. La compañía ha presentado un recurso de apelación al Tribunal Fiscal.

b) En abril del 2003 la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/.4.0 millones, incluidos multas e intereses, sobre la cuales la Compañía presentó un recurso de reclamación a la Administración Tributaria.

c) La Compañía mantiene en proceso de reclamación, juicios por US$2.1 millones por concepto de indemnización por responsabilidad extracontractual iniciado por terceros.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final sería favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Al 31 de diciembre del 2004, la Compañía tiene los siguientes compromisos:

a) Avales por US$ 5.0 millones y US$ 4.1 millones, que garantizan operaciones de crédito de subsidiarias y afiliadas y de operaciones de compra de terceros respectivamente.

b) Fianzas bancarias a favor de entidades financieras por US$ 3.3 millones, que garantizan transacciones diversas.

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19918

7) UTILIDAD POR ACCION

La utilidad por acción común básica ha sido determinada de la siguiente manera:

	Trimestres terminados el :		Años terminados el :	
	31-12-04	31-12-03	31-12-04	31-12-03
Utilidad neta S/.	4,300,000	4,383,000	27,560,000	21,551,000
Promedio ponderado de acciones comunes en circulación	218,000,000	205,000,000	218,000,000	205,000,000
Utilidad básica por acción S/.	0.021	0.021	0.126	0.104

La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones comunes en circulación a la fecha de los estados financieros. Por no existir las condiciones que lo justifiquen, no se ha determinado la utilidad por acción diluída; ésta se establece cuando existen acciones potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derecho a sus tenedores a obtener acciones comunes.

8) TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las siguientes son las principales transacciones ocurridas en los años terminados el 31 de diciembre que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo:

	31-12-04	31-12-03
	(En miles de soles)	
Ajustes por registro de :		
Transferencias de existencias a inmuebles, Maquinaria y equipo	36,939	39,878
Transferencias de inmuebles, maquinaria y Equipo a existencia	50,355	30,657

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916